Statement of Financial Condition

W&S Brokerage Services, Inc.
Year ended December 31, 2025
With Report of Independent Registered Public
Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24674

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **W&S Brokerage Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

404 Broadway Street - 4th Floor

(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Josh Masters	**(513)361-7881**	josh.masters@wslife.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

221 E 4th Street, Suite 2900	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

10/20/2003	00042
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Josh Masters , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of W&S Brokerage Services, Inc. , as of 12/31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Financial Reporting & Accounting Systems

KATHRYN F PARAMP
Notary Public
State of Ohio
My Comm. Expires
June 7, 2029

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

W&S Brokerage Services, Inc.

Statement of Financial Condition

Year ended December 31, 2025

Contents



Ernst & Young LLP
221 E. 4th Street
Suite 2900
Cincinnati, OH 45202

Tel: +1 513 612 1400
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of W&S Brokerage Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of W&S Brokerage Services, Inc. (the Company) as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 1999.

March 26, 2026

W&S Brokerage Service, Inc.

Statement of Financial Condition

December 31, 2025

Assets:

Cash and cash equivalents	$3,683,067
Affiliated accounts receivable	114,160
Unaffiliated accounts receivable	53,398
Receivables from clearing agency	265,441
Deposits with clearing agency	123,033
Prepaid expenses	240,566
Deferred income tax asset from affiliate	44,364
Income tax receivable from affiliate	329,246
Total assets	$4,853,275

Liabilities and stockholder's equity

Liabilities:

Accrued commissions	$ 104,031
Accrued other expenses	260,117
Payable to affiliates	435,455
Total liabilities	799,603

Stockholder's equity:

Common stock, no par value, 500 shares authorized, 150 shares issued and outstanding	10,000
Additional paid-in capital	23,036,547
Accumulated deficit	(18,992,875)
Total stockholders equity	4,053,672
Total liabilities and stockholder's equity	$4,853,275

See accompanying notes.

1. Organization and Nature of Business

W&S Brokerage Services, Inc. (the Company) is a wholly-owned subsidiary of Western-Southern Life Assurance Company (WSLAC), which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (WSLIC). The Company is an Ohio corporation and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investors Protection Corporation (SIPC) and the Municipal Securities Rulemaking Board (MSRB). The Company generates substantially all of its revenues through sales of mutual funds, life and annuity products of its affiliates through affiliated sales representatives. The Company operates as a single business segment distributing financial products. The Company operates in a single line of business as a securities broker-dealer; please refer to Footnote 2 *Single Reportable Segment* for additional information.

2. Significant Accounting Policies

Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash include all cash balances and highly-liquid investments with a maturity of three months or less at the date of purchase, including investments in money market funds, which are valued at net asset value. Investments in money market funds are considered level 1 investments in the fair value hierarchy under Accounting Standards Codification (ASC) 820, *Fair Value Measurement.* Level 1 securities are valued using unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. As of December 31, 2025, The Company held an investment of $3,259,697 in a money market fund. This amount is included in *Cash and cash equivalents* on the Statement of Financial Condition.

The Company is required to maintain a deposit of $100,000 with the organization that clears its customer's mutual fund transactions and is considered restricted cash. This account is not insured by the Federal Deposit Insurance Corporation and is included in *Deposits with clearing agency* on the Statement of Financial Condition.

Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing LLC, a Bank of New York Mellon company. The Company promptly transmits all customer funds and securities to Pershing LLC. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. As of December 31, 2025, a balance of $265,441 consisting of cash and amounts due from clearing agency and from unsettled trades was held by Pershing LLC. This amount represents the *Receivables from clearing agency* on the Statement of Financial Condition.

Income Taxes

The Company is included in the consolidated federal income tax return with its ultimate parent, Western & Southern Mutual Holding Company. ASC 740, *Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income taxes under the separate return method as permitted under ASC 740. The benefit from losses of the Company is available to offset income of others within the consolidated group or the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement.

The gross amount of deferred income tax assets recorded at December 31, 2025 is $44,364. The Company had no gross deferred income tax liabilities at December 31, 2025. The deferred income tax assets are primarily attributable to certain accruals not currently deductible. Differences between the effective tax rate and the federal income tax rate are due to adjustments for state income taxes, including the prior year tax return to provision adjustment. There was no valuation allowance as of December 31, 2025 and no changes from prior year. The schedule below lists the tax currently receivable from affiliates as of December 31, 2025 and this amount represents the *Income tax receivable from affiliate* on the Statement of Financial Condition.

The components of income tax receivable from affiliates are as follows:

Current federal income tax receivable	$	192,291
State income tax receivable		136,955
Income tax receivable from affiliate	$	329,246

The Company recognizes the tax benefits of uncertain tax positions only when the position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company recognizes interest and penalties, if any, related to uncertain tax positions within federal income tax expense on the statement of operations. The Company has reviewed its tax positions taken on federal income tax returns for all open tax years (tax years ended December 31, 2014 through 2017 and tax years ended December 31, 2022 through 2025) and has determined that no uncertain tax positions exist.

The One Big Beautiful Bill Act (OBBBA) was signed into law on July 4, 2025, which includes changes to the Internal Revenue Code. The OBBBA did not have a significant impact to the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Including management's assessment of an allowance for current expected credit loss and determination that there was no significant impact. Actual results could differ from those estimates.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions and investment advisory. The Company has identified its President as the chief operating decision maker (CODM), who uses net revenue and expense to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measures of revenue, significant expense detail, and net income (loss) are reported on the statement of operations.

3. Related-Party Transactions

The Company provided administrative support services in connection with certain variable annuity and mutual fund sales pursuant to its agreement with Touchstone Securities, Inc. (TSI), an affiliate.

The Company earned commissions revenue from the sale of mutual fund shares of the Touchstone Funds and the sale of annuity contracts and variable life products of its affiliated entities:Touchstone Advisors (TSA), WSLAC, Lafayette Life (LLIC), Integrity Life Insurance Company and Columbus Life Insurance Company (CLIC).

The Company earns solicitor fees for referrals to suitable investors for investment advisory services provided by its affiliate, Fort Washington Investment Advisors, Inc.

The Company entered into a sub-advisory agreement for asset allocation investment advisory services provided by its affiliate, Fort Washington Investment Advisors, Inc.

The Company earned sales distribution fees pursuant to its distribution agreement with TSI.

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses.

WSLAC has committed to fund operations of the Company to the extent necessary for the Company to continue as a going concern.

4. Benefit Plans

The eligible full-time employees of the Company are covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan), which is a contributory plan. Employees of the Company can contribute an amount not less than 1% of their periodic compensation up to the maximum annual contribution allowed by current law. Employee contributions become eligible for Company match beginning the first month following the first 12-month period during which the employee worked a minimum of 1,000 hours. The Company matched one half of eligible contributions up to a match of 6% in 2025.

The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2010, eligible employees of the Company are covered under the Western & Southern Pension Plan (the Pension Plan), which is a defined benefit plan that provides a lifetime annuity upon retirement that is based on a percentage of the final average pay and years of service under the Pension Plan.

Certain employees of the Company are covered under the Western & Southern Affiliated Companies Supplemental Executive Retirement Plan (SERP), which is established for the purpose of providing deferred compensation to selected employees considered highly compensated under ERISA. The SERP is intended to qualify as an unfunded plan and to comply with section 409A of the Internal Revenue Code.

5. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

The Company is a party to various legal actions arising in the ordinary course of its operations. The Company's potential losses in connection with such claims cannot be reasonably estimated, as there is significant uncertainty regarding the outcome of the related legal proceedings. The Company believes that the ultimate resolution of these matters will not significantly impact its financial position, results of operations or cash flows.

6. Going Concern

Management has evaluated the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. Management has considered conditions, specifically historical operating losses, that could raise substantial doubt about the Company's ability to continue as a going concern. Management has implemented a plan that includes a funding commitment through capital contributions from affiliate WSLAC, which mitigates the conditions that raise substantial doubt. As such, management has concluded that the Company has the ability to continue as a going concern for at least one year following the date that these financial statements are issued.

7. Subsequent Events

Management has evaluated the impact of subsequent events on the Company through the date the financial statements were available to be issued and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital level of the greater of $250,000 or 6 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2025, the Company's net capital, as defined, was $3,220,323 which was $2,970,323 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.25 to 1.